As filed with the Securities and Exchange Commission on May 23, 2008

Securities Act File No. 333-39837 Investment Company Act File No. 811-5870

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

BlackRock Senior Floating Rate Fund, Inc. (Name of Issuer)

BlackRock Senior Floating Rate Fund, Inc. (Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $.10 per share (Title of Class of Securities)

09252T102 (CUSIP Number of Class of Securities)

Donald C. Burke
BlackRock Senior Floating Rate Fund, Inc.
100 Bellevue Parkway
Wilmington, Delaware 19809
1-800-441-7762
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:
Michael K. Hoffman, Esq.	Howard B. Surloff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
Four Times Square	100 Bellevue Parkway
New York, New York 10036	Wilmington, Delaware 19809

CALCULATION OF FILING FEE

Transaction Valuation: $60,750,000*	Amount of Filing Fee: $2,387**

*	Calculated as the aggregate maximum purchase price to be paid for 7,500,000 shares in the offer, based upon the net asset value per share ($8.10) on May 19, 2008.
**	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.
| |

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
| |	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
| |	going-private transaction subject to Rule 13e-3.
| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Combined Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is BlackRock Senior Floating Rate Fund, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation. The Fund is structured as a “feeder” fund that invests its assets in Master Senior Floating Rate LLC (the “Master LLC”) (formerly Master Senior Floating Rate Trust). BlackRock Senior Floating Rate Fund II, Inc. (“Senior Floating Rate II”) is also a “feeder” fund that invests its assets in the Master LLC. Each of Senior Floating Rate II and the Master LLC has the same investment objective and strategies as the Fund. All portfolio investments for the Fund and Senior Floating Rate II are made at the Master LLC level. This structure is sometimes called a “master/feeder” structure. For simplicity, the terms “the Fund” or “each Fund” may be used to refer to both the Fund and Senior Floating Rate II. The principal executive offices of the Fund are located at 100 Bellevue Parkway, Wilmington, Delaware, 19809. The Fund’s telephone number is 1-800-441-7762.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”), of the Fund. As of April 30, 2008, there were approximately 50.5 million Shares issued and outstanding. The Fund has been informed that James T. Flynn, a Director of both the Fund and the Master LLC, intends to tender 10,000 Shares pursuant to the Offer (as defined below). The Fund has been informed that no other Directors, officers or affiliates of the Fund, and that no other Directors, officers or affiliates of the Master LLC intend to tender Shares pursuant to the Offer (as defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a) The Fund is tendering for its own Shares. The Master LLC will repurchase interests in the Master LLC equivalent in value to the value of the Shares tendered to the Fund by stockholders. The information required by this Item is set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4. Terms of the Transaction.
(a)(1)	(i)	The Fund is seeking tenders for 7,500,000 Shares (the “Offer”).
(ii)

For each Share tendered, the security holder will receive a cash amount equal to the net asset value (the “NAV”) per Share calculated on the day the tender offer terminates, less any “Early Withdrawal Charge,” upon the terms and subject to the conditions set forth in the Combined Offer to Purchase dated May 23, 2008 (the “Combined Offer to Purchase”). The Combined Offer to Purchase contains both the Fund’s Offer to Purchase (the “Offer”) and Senior Floating Rate II’s Offer to Purchase. Neither Offer to Purchase is contingent upon the other. A copy of each of the Combined Offer to Purchase and the related form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Combined Offer to Purchase, which are incorporated herein by reference.

(iii)

The Offer is scheduled to expire on June 24, 2008, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares,” Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.
(v)

Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which is incorporated herein by reference.

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	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is hereby made to Section 8 “Certain Effects of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.
(xi)

Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which are incorporated herein by reference.

	(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)

The Fund has been informed that James T. Flynn, a Director of both the Fund and the Master LLC, intends to tender 10,000 Shares pursuant to the Offer. The Fund has been informed that no other Directors, officers or affiliates of the Fund, and that no other Directors, officers or affiliates of the Master LLC, intend to tender Shares pursuant to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Neither the Fund nor the Master LLC knows of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Master LLC, any of the Fund’s or the Master LLC’s executive officers or directors, any person controlling the Fund or the Master LLC or any executive officer or director of any corporation ultimately in control of the Fund or the Master LLC and any person with respect to any securities of the Fund or the Master LLC (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made to Section 7 “Purpose of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of each Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund is a “feeder” fund that invests its assets in the Master LLC. The Master LLC has the same investment objective and strategies as the Fund. All investments will be made at the Master LLC level. This structure is sometimes called a “master/feeder” structure. Except for the change described in the paragraph below, neither the Fund nor the Master LLC has any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Master LLC; (2) a purchase, sale or transfer of a material amount of assets of the Master LLC; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund or the Master LLC, including but not limited to, any plans or proposal to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or the Master LLC’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Master LLC to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Master LLC becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of

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the Fund’s or the Master LLC’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Master LLC or the disposition of securities of the Fund or the Master LLC; or (10) any changes in the Fund’s or the Master LLC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Master LLC.

Item 7. Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Neither the Fund nor the Master LLC holds any shares in Treasury. To the knowledge of the Fund, James T. Flynn, a Director of both the Fund and the Master LLC, owned 19,355 Shares as of April 30, 2008. To the knowledge of the Fund, none of the other Directors or executive officers of the Fund owned any Fund shares as of April 30, 2008.

(b) On March 25, 2008, James T. Flynn, a Director of both the Fund and the Master LLC, tendered 10,000 Shares pursuant to the Combined Offer to Purchase, dated February 25, 2008, at the current NAV of the Fund of $7.86 per Share. Within the past 60 business days pursuant to the public offering of its Shares, the Fund has sold approximately 1,531,132 Shares at a price equal to NAV on the date of each such sale. There have been no other transactions involving the Shares that were effected during the past 60 days by the Fund or the Master LLC, any executive officer or director of the Fund or the Master LLC, any person controlling the Fund or the Master LLC, any executive officer or director of any corporation ultimately in control of the Fund or the Master LLC or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. The Master LLC issues limited liability company interests to the Fund, Senior Floating Rate II and other feeder funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of shares of the Fund, Senior Floating Rate II and other feeder funds sold to the public. Within the past 60 business days, the Master LLC has issued approximately $19.7 million aggregate amount of beneficial interests.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

(a) The Fund’s financial statements for the fiscal years ended August 31, 2006 and 2007, and the Master LLC’s financial statements for the fiscal years ended August 31, 2006 and 2007 have been audited by Deloitte & Touche LLP whose reports, along with the Fund’s and the Master LLC’s financial statements, are included in the Fund’s 2006 and 2007 Annual Reports, respectively, which are incorporated herein by reference.

(b) Not applicable.

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Item 11. Additional Information.
(a)	(1)	None.
	(2)	None.
	(3)	Not applicable.
	(4)	Not applicable.
	(5)	None.
(b)		The Combined Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.
(a)(1)	(i)	Advertisement to be printed in The Wall Street Journal.
	(ii)	Combined Offer to Purchase.
	(iii)	Form of Letter of Transmittal.
	(iv)	Letter to Stockholders.
(a)(2)-(4)		Not applicable.
(a)(5)	(i)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2006.*
	(ii)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2007.**
	(iii)	Unaudited Financial Statements of the Fund for the six months ended February 29, 2008.#
	(iv)	Audited Financial Statements of the Master LLC for the fiscal year ended August 31, 2006.*
	(v)	Audited Financial Statements of the Master LLC for the fiscal year ended August 31, 2007.**
	(vi)	Unaudited Financial Statements of the Master LLC for the six months ended February 29, 2008.#
	(vii)	Consent of Deloitte & Touche LLP.
(b)		Form of Credit Agreement among the Master LLC, a syndicate of banks and certain other parties.##
(d)		Not applicable.
(g)		Not applicable.
(h)		Not applicable

*	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2006 on Form N-CSR as filed with the Securities and Exchange Commission (the “SEC”) via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on November 9, 2006.
**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2007 on Form N-CSR as filed with the SEC via EDGAR on November 6, 2007.
#	Incorporated by reference to the Fund’s Semi-Annual Report for the six months ended February 29, 2008 on Form N-CSR as filed with the SEC via EDGAR on May 6, 2008.
##	Incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of BlackRock Global Growth Fund, Inc. (File No. 333-32899), filed on December 17, 2007.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK SENIOR FLOATING RATE FUND, INC.

By:	/s/ DONALD C. BURKE

(Donald C. Burke, President and Chief Executive Officer)

May 23, 2008

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)	Combined Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Stockholders.
(a)(5)(v)	Consent of Deloitte & Touche LLP.